

December 15, 2010

Via U.S. Mail

Baowen Ren
Chairman and Chief Executive Officer
Sino Clean Energy, Inc.
c/o Laughlin & Associates, Inc.
2533 N. Carson Street
Carson City, NV 89706

Re: Sino Clean Energy, Inc.
        Amendment No. 4 to Registration Statement on Form S-1
        Filed December 6, 2010
        File No. 333-167560

Dear Mr. Ren:

        We have reviewed your registration statement and have the following additional comments.

Exhibit 5.1

1.   We note that counsel's opinion has been revised so that it no longer provides an opinion as to the legality of the 210,848 shares of common stock that are currently issued and outstanding. We further note that the resale prospectus still appears to cover these shares (in addition to the 3,032,295 shares issuable upon the exercise of warrants and the 15,000 shares issuable upon the exercise of options). Please reconcile this apparent inconsistency by either revising the resale prospectus disclosure accordingly or providing an opinion of counsel as to the legality of all the securities covered by the resale prospectus, including, but not limited to, the 210,848 shares of common stock that are currently issued and outstanding. Please refer to Item 601(b)(5) of Regulation S-K.

        If you have questions regarding the above comment, please contact Dietrich King, staff attorney, at (202) 551-3338.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Tahra Wright, Esq. (Via facsimile 212-859-7354)